UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-06615

SUPERIOR INDUSTRIES INTERNATIONAL, INC.*
(Exact name of registrant as specified in its charter)

26600 Telegraph Road, Suite 400
Southfield, Michigan 48033
(248) 352-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

1 holder

*
On July 8, 2025, Superior Industries International, Inc. (the “Company”), a Delaware corporation, SUP Parent Holdings, LLC, a Delaware limited liability company (“Parent”), and SUP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, on December 8, 2025, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a direct, wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Superior Industries International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Date: December 19, 2025	By:	/s/ David M. Sherbin
	Name:	David M. Sherbin
	Title:	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary